# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mega Fortune Co Ltd, CIK 0002033377
CUSIP: G6005A102
Title of class of securities: Ordinary shares, par value $0.000001 per share
Address of issuer's principal executive offices: Unit 327 3/F 16W 16, Science Park West Avenue, Shatin, New Territories, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 05/21/2026
Filed by CIK 0002106398
Persons authorized to receive notices and communications: Power Partner Capital Limited, c/o LAI Long Wai, Room 18, 27/F, Ho King, Commercial Centre, 2-16 Fayuen Street, Mongkok, Kowloon, Hong Kong (K3), 00000, 852-54999516; Mericorn Company Limited, c/o LAI Long Wai, Room 18, 27/F, Ho King, Commercial Centre, 2-16 Fayuen Street, Mongkok, Kowloon, Hong Kong (K3), 00000, 852-54999516; WANG Zixi, 12F, St. John's Building, 33 Garden Road, Hong Kong (K3), 00000, 852-68887133

## Reporting persons
- Power Partner Capital Limited (CIK 0002106398): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 10,625,237; shared voting power 0; sole dispositive power 10,625,237; shared dispositive power 0; aggregate amount beneficially owned 10,625,237 (77.27% of the class)
  Comment: Note to Row 7, 9, 11: Represents (i) 10,000,000 ordinary shares of Mega Fortune Company Limited (the "Issuer") directly held by Mericorn Company Limited, which is 100% owned by Power Partner Capital Limited, and (ii) 625,237 ordinary shares of the Issuer directly held by Power Partner Capital Limited; WANG Zixi is the sole shareholder of Power Partner Capital Limited.
  Note to Row 13: The percentage calculation is based on 13,750,000 ordinary shares of the Issuer outstanding as of September 30, 2025.
- Mericorn Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (72.73% of the class)
  Comment: Note to Row 7, 9, 11: Represents 10,000,000 ordinary shares of the Issuer directly held by Mericorn Company Limited, which is 100% owned by Power Partner Capital Limited; WANG Zixi is the sole shareholder of Power Partner Capital Limited.
  Note to Row 13: The percentage calculation is based on 13,750,000 ordinary shares of the Issuer outstanding as of September 30, 2025.
- WANG Zixi: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 10,625,237; shared voting power 0; sole dispositive power 10,625,237; shared dispositive power 0; aggregate amount beneficially owned 10,625,237 (77.27% of the class)
  Comment: Note to Row 7, 9, 11: Represents (i) 10,000,000 ordinary shares of Mega Fortune Company Limited (the "Issuer") directly held by Mericorn Company Limited, which is 100% owned by Power Partner Capital Limited, and (ii) 625,237 ordinary shares of the Issuer directly held by Power Partner Capital Limited; WANG Zixi is the sole shareholder of Power Partner Capital Limited.
  Note to Row 13: The percentage calculation is based on 13,750,000 ordinary shares of the Issuer outstanding as of September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.000001 per share
Name of issuer: Mega Fortune Co Ltd
Address of issuer's principal executive offices: Unit 327 3/F 16W 16, Science Park West Avenue, Shatin, New Territories, Hong Kong (K3), 00000
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") hereby amends the prior statement on Schedule 13D initially filed with the U.S. Securities and Exchange Commission on January 26, 2026 (as so amended, collectively, the "Schedule 13D"), on behalf of each of Wang Zixi, a citizen of Hong Kong, and Power Partner Capital Limited ("PPCL"), a company established in Hong Kong and wholly owned by Wang Zixi, and Mericorn Company Limited ("Mericorn"), a company established in the British Virgin Islands and wholly owned by PPCL. Except as amended and supplemented herein, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

On September 30, 2025, PPCL and Ip Tsz Ying, Tin Sze Wai, Tam Tak Seng and Wong Ka Ki (collectively, the "Mericorn Shareholders") entered into a deposit agreement (the "Deposit Agreement"). Pursuant to the Deposit Agreement, PPCL paid an aggregate deposit of US$1,605,000 to the Mericorn Shareholders, and each of the Mericorn Shareholders agreed to initiate good-faith negotiations for the sale of its entire equity interest in Mericorn following expiry of certain lock-up restrictions applicable to such equity securities.

On October 22, 2025, PPCL acquired 625,237 ordinary shares of the Issuer in open market transactions through its brokerage account maintained with Futu Securities International (Hong Kong) Limited.

On December 8, 2025, PPCL and Choo Wai Hang entered into a share purchase agreement (the "Choo Agreement"). Pursuant to the Choo Agreement, Choo Wai Hang sold its entire equity interests in Mericorn to PPCL for an aggregate consideration of US$535, representing 0.01% of Mericorn's equity immediately prior to the transactions contemplated under the Choo Agreement (the "Choo Transaction"). The Choo Transaction was closed on December 8, 2025.

On January 21, 2026, PPCL, Mericorn, and the Mericorn Shareholders entered into a share purchase agreement (the "Agreement"). Pursuant to the Agreement, each of the Mericorn Shareholders sold its entire equity interests in Mericorn to PPCL for an aggregate consideration of US$5,349,465, representing 99.99% of Mericorn's equity immediately prior to the transactions contemplated under the Agreement (the "Transaction"). The Transaction was closed on January 26, 2026. Effective January 20, 2026, Mr. PoTin Wong ("Mr. Wong") resigned as an independent director of the Issuer. Effective January 21, 2026, Mr. Wan Kwun Lun ("Mr. Wan") resigned as an independent director, Mr. Chi Chuen Lai ("Mr. Lai") resigned as a director and the Chief Financial Officer, and Ms. Sin Yi Cheng resigned as a director and the Chief Operating Officer of the Issuer. Also effective January 21, 2026, the remaining members of the board of directors of the Issuer elected Mr. Charles Lin as an independent director to fill the vacancy resulting from Mr. Wong's resignation, Ms. Chunyan Wang as an independent director to fill the vacancy resulting from Mr. Wan's resignation, and Mr. Long Wai Lai as a director to fill the vacancy resulting from Mr. Lai's resignation.

The composition of the board of directors and its members may be further changed from time to time in accordance with the Issuer's then-effective memorandum and articles of association.

The Reporting Persons acquired beneficial ownership of the ordinary shares as described in this Schedule 13D (the "Ordinary Shares") as a result of the aforementioned transactions. The Reporting Persons acquired beneficial ownership of the Ordinary Shares for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Other than the foregoing, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Mericorn directly owns 10,000,000 ordinary shares of the Issuer, representing approximately 72.73% of the Issuer's total issued and outstanding ordinary shares and approximately 72.73% of the total voting power.

In addition, PPCL directly owns 625,237 ordinary shares of the Issuer, representing approximately 4.55% of the Issuer's total issued and outstanding ordinary shares and approximately 4.55% of the total voting power. Such shares are held through PPCL's brokerage account with Futu Securities International (Hong Kong) Limited and were acquired on October 22, 2025.

Mericorn is 100% owned by PPCL, and WANG Zixi is the sole shareholder of PPCL. Consequently, PPCL is deemed to beneficially own the ordinary shares held by Mericorn, and WANG Zixi is deemed to beneficially own the ordinary shares held by both Mericorn and PPCL. In the aggregate, the Reporting Persons beneficially own 10,625,237 ordinary shares of the Issuer, representing approximately 77.27% of the Issuer's total issued and outstanding ordinary shares and approximately 77.27% of the total voting power.

The percentage of beneficial ownership of each Reporting Persons is based on 13,750,000 ordinary shares of the Issuer outstanding as of September 30, 2025. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the ordinary shares of the Issuer as a single class.

## Signatures
- Power Partner Capital Limited: /s/ LIN Xiaodong, LIN Xiaodong/Director (05/21/2026)
- Mericorn Company Limited: /s/ LAI Long Wai, LAI Long Wai/Director (05/21/2026)
- WANG Zixi: /s/ WANG Zixi, WANG Zixi (05/21/2026)